AR Capital Acquisition Corp.

405 Park Avenue — 14th Floor
New York, New York 10022

September 26, 2016

VIA EDGAR

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AR Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 26, 2016

File No. 001-36669

Dear Ms. Nicholson:

AR Capital Acquisition Corp. (the “Company”) acknowledges the following in connection with the review by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) of the Company’s preliminary proxy statement on Schedule 14A filed via EDGAR on September 26, 2016 (the “Preliminary Proxy Statement”):

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-415-6500 if you have any questions or require any additional information in connection with this letter.

Sincerely yours,

/s/ William M. Kahane

Chief Executive Officer